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                                        Contacts:  Royal Numico N.V.
                                                   Klaas de Jong
                                                   31-79-353-9028
                                                   klaas.dejong@numico.com
                                                   -----------------------

                                                   Media: BSMG Worldwide
                                                   Edward Nebb, 212-445-8213
                                                   Bo Park, 212-445-8152
                                                   bpark@bsmg.com
                                                   --------------
                                                   Lavine Surtani, 212-445-8262
                                                   lsurtani@bsmg.com
                                                   -----------------
FOR IMMEDIATE RELEASE
                                                   General Nutrition Companies
                                                   Media: Miller DeMartine Group
                                                   Gregory Miller, 917-653-7335
                                                   gmiller@mdgpr.com
                                                   -----------------
                                                   Barbara Eng, 212-626-6694

                                                   Investors:
                                                   Edwin J. Kozlowski, EVP/CFO
                                                   412-288-4661
                                                   ed-kozlowski@gnc-hq.com
                                                   -----------------------


            GENERAL NUTRITION IN MERGER AGREEMENT WITH ROYAL NUMICO

      $2.5 BILLION TRANSACTION TO CREATE A GLOBAL LEADER IN HUMAN NUTRITION

          DUTCH COMPANY ACCESSES HIGH-GROWTH U.S. SUPPLEMENTS MARKET;
           GNC GAINS ACCESS TO MAJOR NUTRITION RESEARCH CAPABILITIES

     ZOETERMEER, THE NETHERLANDS AND PITTSBURGH, PA. -- JULY 5, 1999 -- Royal Numico N.V. (Amsterdam Stock Exchange: NUTV), a leading European manufacturer and marketer of specialized nutrition products, and General Nutrition Companies, Inc. (Nasdaq: GNCI), a leading manufacturer and retailer of nutritional supplements in the U.S., today announced they have signed a definitive merger agreement that will create a global leader in human nutrition. Under the terms of the agreement, Numico will make a $25 per share cash tender offer for all of GNC's approximately 75 million outstanding shares and options and will assume $760 million in debt, valuing the transaction at approximately $2.5 billion.

     The combined company would have pro forma sales of approximately US$3.0 billion, based on the fiscal 1998 financial statements of Numico and GNC, and will have nearly 27,000 employees worldwide. Numico expects the merger to result in significant incremental revenue from new product development and, based on currently available information, believes the transaction will be immediately accretive to earnings.

                                    -more-

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     In a joint statement, J.C.T. van der Wielen, President and CEO of
Numico, and William E. Watts, President and CEO of GNC, said, "This merger creates the largest company in the world exclusively devoted to human nutrition. It enhances GNC's current leading position in the U.S. nutritional supplements segment and positions Numico to be a leader in the worldwide supplements market -- a market where proprietary research coupled with marketing and branding expertise will determine category leadership."

     The two executives cited several other complementary strengths of the combined companies:

- Numico's leadership in clinical research on human nutrition reinforces
GNC's focus on science-based consumer products as a key market differentiator.

- GNC's proven ability to develop and market branded product in the U.S. offers crossover potential for Numico's existing lines of supplements in Europe.

- Numico's global view of the nutrition business will accelerate GNC's evolution into an international marketer of nutrition products.

- GNC's leading role in nutrition marketing in the U.S. complements Numico's strong market presence and distribution in Europe and Asia.

     Mr. van der Wielen said, "The U.S. has long represented a significant opportunity for Numico, but we wanted to enter this market with a partner who could give us critical mass in marketing, manufacturing and branding. GNC is the solution to our needs. They have the largest manufacturing facility for supplements in the U.S. The GNC brand has broad awareness, credibility and acceptance with a wide range of American consumers. And, they are a leader in the specialty retail channel in the U.S. for vitamins and other nutritional supplements. We are very pleased with this transaction.

     "Moving forward," he added, "Numico is committed to maintaining and expanding GNC's existing business, including its successful use of franchising. Also, we look to fully utilize GNC's expanded manufacturing capabilities in South Carolina."

     Mr. Watts said, "We strongly believe the merger is in the best interests of GNC shareholders. It also reflects an exciting new phase in the evolution of our company. GNC already has a leading market share in the U.S. supplement segment. Building on our leadership in the specialty retailing channel, we have created a major strategic alliance with Rite Aid to access the mass market channel and we have just announced an alliance with drugstore.com, the leading e-retailing source for health and nutrition products, to access the fast-growing electronic channel. What this deal does for GNC is to further enhance our strong position in supplements through access to world class nutrition research that will result in new proprietary products.

                                    -more-

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                                      -3-

     "This is a strategy-driven merger that allows both parties to take advantage of the growing global demand for health products," Mr. Watts continued. "GNC's current management team, which was the engine behind our 21% compounded annual growth rate in sales between 1993 and 1998, is committed to working with our new parent to expand GNC's penetration of nutrition retailing, both in the U.S. and in key international markets."

     GNC President and CEO William E. Watts and the senior managers of the company have entered into employment agreements to remain with Numico following the merger. Additionally, Mr. Watts is expected to be named to the Board of Managing Directors of Numico.

     The Board of Directors of GNC has unanimously approved the tender offer and the merger and has recommended that GNC shareholders tender their shares. Numico will commence a tender offer for GNC shares not later than July 12, 1999. The tender offer will be conditioned upon the valid tender of a majority of the GNC shares, on a fully diluted basis, as well as review under the Hart-Scott-Rodino Act and other customary conditions. Any shares not acquired in the tender offer will be acquired in a second step merger at the same price per share. J.P. Morgan & Co. Incorporated will be the dealer-manager and MacKenzie Partners will be the information agent for the tender offer. The financial advisor to Numico was J.P. Morgan & Co. Incorporated, and Morgan Stanley Dean Witter was the advisor to GNC.

     The acquisition will be financed through a bridge facility which Numico intends to refinance, in part, through an equity offering and a subordinated convertible bond issue aggregating approximately Euro1,050,000,000.

     Royal Numico N.V. (www.numico.com), headquartered in Zoetermeer, The Netherlands, is a holding company of a group of leaders in specialized nutrition, such as Nutricia, Milupa and Cow & Gate. Numico concentrates on the development, manufacture and sales of specialized nutrition products, based upon medical scientific concepts with a high added value. The company operates in more than 40 countries, including major market centers in Europe, including Russia; Turkey; and the Pacific Rim, ranging from China to New Zealand. Numico had net sales of US$1.6 billion, and operating income of US$238 million for the year ended December 31, 1998.

     General Nutrition Companies, Inc. (www.gnc.com), based in Pittsburgh, PA, is the only nationwide specialty retailer of vitamin and mineral supplements, sports nutrition and herbal products and is also a leading provider of personal care, fitness and other health related products. The company's products are sold through a network of 4,203 retail stores operating under the General Nutrition Centers, Health & Diet Center and GNC Live Well names, of which 2,726 are company-owned and 1,477 are franchised. The Company's stores are located in all 50 States, Puerto Rico and 25 foreign markets. For the fiscal year ended February 6, 1999, GNC had net revenue of $1.42 billion, and net earnings of approximately $91.0 million.

                                    -more-

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                                      -4-

     This release contains certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Such statements should be considered as subject to risks and uncertainties that exist in General Nutrition Corporation's operations and business environment and could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties that could cause actual results to differ, reference is made to the section entitled "Risks and Uncertainties in the Future" in General Nutrition Corporation's Annual Report, Form 10-K for the year ended February 6, 1999.

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